EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

Union Pacific Railroad Company and Consolidated Subsidiary and Affiliate Companies

Millions of Dollars, Except for Ratio	2004	2003	2002	2001	2000
Income before cumulative effect of accounting change	$617	$1,140	$1,374	$1,058	$926
Equity earnings net of distributions	(47)	15	(34)	(48)	24
Total earnings	570	1,155	1,340	1,010	950
Income taxes	261	629	739	613	511
Fixed charges:
Interest expense including amortization of debt discount	492	492	541	584	592
Portion of rentals representing an interest factor	205	168	167	176	169
Total fixed charges	697	660	708	760	761
Earnings available for fixed charges	$1,528	$2,444	$2,787	$2,383	$2,222
Ratio of earnings to fixed charges	2.2	3.7	3.9	3.1	2.9